CITY WINDMILLS INC.
Statements of Changes in Shareholders' Deficit
For the Years Ended December 31, 2017 and 2016
(Unaudited)

	Class A Common Stock		Class B Common Stock			Total Shareholders'
	Shares	Amount	Shares	Amount	Retained Deficit	Deficit
Balance, December 31, 2015	3,000	$ 1		$ -	$ (379,679)	$ (379,678)
		-	-	-		-
Net loss					(81,253)	(81,253)
Balance, December 31, 2016	3,000	1	-	-	(460,932)	(460,931)
Shares issued for debt conversion			4,355,800	435,580		435,580
Net loss					(80,474)	(80,474)
Balance, December 31, 2017	3,000	$ 1	4,355,800	$ 435,580	$ (541,406)	$ (105,825)